UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

35 English Drive
Moncton, New Brunswick, Canada E1E 3X3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of ORGANIGRAM HOLDINGS INC. (File No. 333-234564), as amended and supplemented.

SUBMITTED HEREWITH

Exhibit	Description

99.1	Material Change Report of Organigram Holdings Inc. on Form 51-102F3 dated March 19, 2021
99.2	Subscription Agreement between BT DE Investments Inc. and Organigram Holdings Inc. dated March 10, 2021
99.3	Investor Rights Agreement between BT DE Investments Inc. and Organigram Holdings Inc. dated March 10, 2021
99.4	Collaboration Agreement between BT DE Investments Inc. and Organigram Inc. dated March 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West
Derrick West
Chief Financial Officer

Date:  March 19, 2021